JPMORGAN TRUST I AND JPMORGAN TRUST II

277 PARK AVENUE

NEW YORK, NEW YORK 10172

VIA EDGAR

June 5, 2020

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

JPMorgan Trust I (“JPMT I”); File Nos. 333-103022 and 811-21295 – Post-Effective Amendment No. 612; and JPMorgan Trust II (“JPMT II” and, together with JPMT I, the “Trusts”); 2-95973 and 811-04236 – Post-Effective Amendment No. 306

Dear Ms. White:

This letter is in response to the comments you provided on June 1, 2020 in connection with Post-Effective Amendments Nos. 612 and 306 to the registration statement on Form N-1A (the “Registration Statement”) for JPMT I and JPMT II, respectively, filed on April 17, 2020 pursuant to Rule 485(a) under the Securities Act of 1933 with respect to the JPMorgan California Municipal Money Market Fund and JPMorgan New York Municipal Money Market Fund, each an existing series of JPMT I, and JPMorgan Municipal Money Market Fund, an existing series of JPMT II (collectively, the “Funds”). Our response to your comment is set forth below. We will incorporate the change referenced below into each Trust’s Registration Statement in filings made pursuant to Rule 485(b) under the Securities Act of 1933.

PROSPECTUS COMMENTS

1.	Comment: Please confirm supplementally that the fee waivers referenced in the fee table will be in effect for at least one year from the date of the prospectus.

Response: The Trusts confirm that the fee waiver/expense reimbursement arrangements described in the footnote to each Fund’s fee table will be in effect for at least one year from the effective date of the prospectus.

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We hope that the Staff finds this letter responsive to the Staff’s comments. Should members of the Staff have any questions or comments concerning this letter, please call the undersigned at (212) 648-0152.

Sincerely,

/s/ Anthony Geron
Anthony Geron
Assistant Secretary

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